April 8, 2010

Via U.S. Mail and Facsimile – (904)247-4672

David L. Young
Principal Financial Officer
Atlantic Bancgroup, Inc.
1315 South Third Street
Jacksonville Beach, FL 33250

> Re: Atlantic Bancgroup, Inc.
>   Form 10-K for the year ended December 31, 2008
>   Forms 10-Q for quarterly periods ended in 2009

Dear Mr. Young:

        We have reviewed your response, filed with the Commission on March 22, 2010, to our comment letter dated February 8, 2010 and we have the following additional comments:

Form 10-K for the period ended December 31, 2008

Lending Activities, page 5

1. Please refer to your response to comment 1 of our letter dated February 24, 2010 and address the following:

- You state in your proposed revisions, set forth in Exhibit A of your response, that, if appropriate, you verify employment status and employment income when underwriting loans. Please expand this disclosure to specifically clarify when you do and when you do not verify this information. Also, specifically disclose whether you have underwritten any stated income, stated asset loans are any loan using a variation thereof.

- Please revise to clarify your policies for classifying loan maturities as disclosed on page 25 as it appears you classify the maturity of a loan based on the interest rate reset date instead of length of the loan. Discuss management's reasons for using the interest rate reset date and how current market conditions influence those reasons.

- Please revise your discussion of your loan portfolio to clarify that a significant portion of your 1-4 family residential loans are junior liens and home equity lines of credit and not first lien mortgages. Also, please provide an expanded discussion of the terms of these loans, including why so many renew annually. We note these types of loans frequently have terms of ten years or more.

- Please revise your discussion of your ability to renew your construction, land development loans, and other land loans by clarifying what you mean by the reference to your historical ability to renew these loans. Compare and contrast your historical renewals with current market conditions.

- We note that you require as built appraisals prior to committing to fund construction loans. Please disclose how those appraisals are used to determine any subsequent impairment of the related loans and your process for updating them.

- You state in the last paragraph of Exhibit A that for land development loans where the project is stalled or is expected to continue past the current maturity date, you intend to renew the loan. Please revise to quantify the amount of these renewals and their ending balances for each of period presented. Disclose how you considered whether such modifications were troubled debt restructurings and how you evaluated the loans for impairment.

Classification of Assets and Nonaccrual or Impaired Loans, page 26

2. Please revise to provide an expanded discussion of all the methods used to modify loans that are restructured. Also, please clarify if you have modified any loans that you do not consider to be restructured and, if so, describe them.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please furnish a cover letter that keys your responses to our comments, including drafts of intended revisions to disclosures in future filings, and that provides any requested supplemental information. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief